April 28, 2006

VIA EDGAR AND COURIER

Mr. Christian N. Windsor

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Re:	Northeast Community Bancorp, Inc.
Form S-1
Filed March 17, 2006
File No. 333-132543

Dear Mr. Windsor:

On behalf of Northeast Community Bancorp, Inc. (“Northeast” or the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement), including exhibits, marked pursuant to Rule 472 under the Securities Exchange Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on March 17, 2006 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on April 13, 2006. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the documents has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form MHC-1 and Application on Form MHC-2. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

Form S-1

Prospectus Cover Page

Comment No. 1:

Revise the second sentence of the third paragraph after the bullets to indicate that funds will be refunded if the offering is extended beyond the first extension date and subscribers do not affirmatively reconfirm their subscription.

Response to Comment No. 1:

The disclosure has been revised as requested on the cover page of the prospectus.

United State Securities and Exchange Commission

April 28, 2006

Prospectus Summary

Our Operating Strategy, page 2

Comment No. 2:

With regard to bullets, 3, 4 and 7, revise the narrative immediately after the bullets to indicate, if true, there are no specific plans, arrangements or understanding regarding adding new branches or making any acquisitions. If there are such plans, arrangements or understandings, please describe in detail here and on page 28. With regard to aggressive marketing for certificates of deposit, revise to indicate whether broker CD’s will be pursued.

Response to Comment No. 2:

The requested changes have been made. See pages 2 and 37.

Possible Change in the Offering Range, page 6

Comment No. 3:

Revised to delete the phrase, “…give all subscribers the opportunity to modify or rescind…” and instead state, “return all funds unless subscribers are affirmatively resolicited.”

Response to Comment No. 3:

The requested revision has been made on page 7 of the prospectus.

Equity Incentive Plan, page 9

Comment No. 4:

Revise to indicate whether the Company intends to request a waiver (on number of votes required) or disclose what factors may result in the Company requesting a waiver.

Response to Comment No. 4:

The requested change has been made. See page 10 of the prospectus.

Risk Factors

We may not be able to successfully implement our plans for growth, page 18

Comment No. 5:

Revise to indicate if you expect to incur any costs associated with the expansion plans during the next 12 months. If so, revise to indicate the anticipated amount of expenditures during the next 12 months and for what purpose. In this regard, we note the statement on page 28, second full paragraph, that there are plans for new branches and other offices.

United State Securities and Exchange Commission

April 28, 2006

Response to Comment No. 5:

The requested changes have been made. See page 19 of the prospectus.

Northeast Community Bancorp, MHC’s majority control…, page 22

Comment No. 6:

Revise this risk factor to disclose those voting areas whereby the MHC will not be able to control the vote as disclosed on page 94 under the “Effect on Voting Rights of Members”. In addition, reconcile by added narrative the existing statement that stockholders will not be able to force a merger or second step conversion with the statement on page 94 that the MHC will not be able to control the vote for merger, sale or second step conversions.

Response to Comment No. 6:

The requested changes have been made. See pages 24, 99 and 106 of the prospectus.

Selected Financial and Other Data, page 25

Comment No. 7:

Please revise to include your selected quarterly financial data. Refer to Item 302 of Regulation S-K.

Response to Comment No. 7:

The selected quarterly financial data has been added as note 17 to the Financial Statements of Northeast Community Bank on page F-33 of the prospectus.

Management’s Discussion and Analysis, page 44

Growth Through Expansion, page 47

Comment No. 8:

Revise this section or another portion of your management’s discussion to discuss, in detail, your plans to expand your franchise. In particular, use this opportunity to discuss the costs, expected start-up losses and growth projections for your new branch network. We note your disclosure on page 18 and 28 regarding plans to open new branches, including an expansion into Pennsylvania.

Response to Comment No. 8:

The requested changes have been made. See pages 56 and 57 of the prospectus.

United State Securities and Exchange Commission

April 28, 2006

Results of Operations for the Years Ended December 31, 2005…2003, page 56

Comment No. 9:

In the risk factors section you discuss the risks posed by the flattening of the yield curve and the effects upon your operating results. Please revise this section to provide additional discussion of the flattening yield curve, its effects upon your results and management’s view of how this trend would influence results if it continues.

Response to Comment No. 9:

The requested disclosure had been added to the discussion of net interest income under Recent Developments and under Results of Operations for the Years ended December 31, 2005, 2004 and 2003. See pages 31, 68 and 69 of the prospectus.

How We Determined the Offering Range…, page 107

Comment No. 10:

Revise the second bullet to add a cross-reference to a discussion of the parameters use by RP to determine “deemed comparable” or indicate herein.

Response to Comment No. 10:

The requested revision has been made to the second bullet on page 119 of the prospectus.

Comment No. 11:

Revise the second set of bullets to use those ranges disclosed in RP’s report on page 3.3.

Response to Comment No. 11:

The second set of bullets are revised on page 119 to add the additional disclosure requested.

Financial Statements of Northeast Community Bank

Note 1 – Summary of Significant Accounting Policies, page F-7

Comment No. 12:

We note your disclosure on page F-8 that you use a straight-line method to amortize deferred loan fees and discounts on loans and mortgage-backed securities and that this method is not materially different from the level yield method. Please tell us how you determined that the difference which results from your use of the straight-line method compared to the level yield method was not material for each of the periods presented.

Response to Comment No. 12:

The reference to mortgage-backed securities in the disclosure was incorrect. Premiums and discounts on mortgage-backed securities are amortized using the level-yield method as disclosed under

United State Securities and Exchange Commission

April 28, 2006

“Securities” of Note 1 on page F-7. The reference to mortgage-backed securities in “Loan Origination Fees and Discounts” has been deleted.

Deferred loan fees, costs and discounts have been amortized using the straight-line method. At December 31, 2005, 2004 and 2003, these items totaled $660,000, $215,000 and $189,000, respectively. For the years ended December 31, 2005, 2004 and 2003, amortization expense related to these items totaled $77,000, $28,000 and $15,000.

The Company considers the balance of deferred fees, costs and discounts at December 31, 2004 and 2003, and the activity for each of the years then ended to be immaterial in the aggregate. Accordingly, by definition, the Company believes the amortization amounts for those years cannot have differed materially from that which would have been determined under the level yield method.

During 2005, the net deferral increased to $660,000 from $215,000 due largely to the fact that deferrals during the year were virtually all net cost deferrals. For analysis purposes, the Company has broken down these items to two distinct deferral elements: deferred modification fees and deferred loan origination fees and costs.

a.	Deferred modification fees declined to $127,000 at December 31, 2005 from $197,000 at the prior year end as only one fee for $3,000 was deferred and $73,000 was amortized to income. The fees were received for rate reductions granted. As the rate reductions are only in effect until the next scheduled rate adjustment date (generally up to 60 months), Northeast Community Bancorp amortized these amounts on a straight line basis over the period to the next rate change date. Analysis of these loans indicates that applying the level yield method would also result in the fees being amortized over the period to the next rate change date and in similar amounts. Additionally, the balance of the deferred amounts has not been material, being under $200,000 at each of the last three year ends.

b.	Deferred loan origination fees and costs increased to $787,000 at December 31, 2005, from $412,000 at the prior year end due primarily to the fact that deferrals during the year were virtually all net cost deferrals. Amortization of these deferrals totaled $150,000 during 2005, which equates to approximately 22.2% of the average deferral (calculated as 100% of the December 31, 2004 deferral and 50% of the 2005 additions to the deferral). In comparison, the percentage of loan principal repaid during 2005 (calculated as 100% of total loans at December 31, 2004, plus 50% of the loans originated in 2005) was 17.9%. We also note that 52 of 340 (15.3%) mortgage loans on the books at December 31, 2004, were paid off in full in 2005. The Company would accordingly expect that a similar portion of the December 31, 2004 deferral (approximately $63,000) would be expensed. The remaining $87,000 relates to routine amortization. An analysis of individual loan deferrals indicates that while the straight line method frequently does not closely match the level yield method, the variances go in both directions. In fact, since most of the loans originated by Northeast Community Bank are adjustable rate and since the indices used to determine rate changes have risen, in many cases the calculated loan yield to maturity is higher than the current loan rate. The level yield method typically indicates little or no amortization in such cases. It is the assessment of Northeast Community Bank and its independent auditors that the use of the level yield method would likely result in an amortization expense lower than the $87,000 noted above (ignoring fully repaid loans, for which remaining deferrals would be expenses under either method), but that such expense would not be materially lower ($87,000 being the maximum variance). That said, Northeast Community Bank cannot precisely quantify the variance in this case.

United State Securities and Exchange Commission

April 28, 2006

With respect to deferred loan origination fees and costs, Northeast Community Bank recognizes that such amounts have increased, are likely to continue to increase, and future variances may become more significant. To address this concern, Northeast Community Bank intends to implement level yield applications on a going forward basis beginning April 1, 2006.

Exhibit 5.1

Comment No. 13:

The opinion indicates 5,957,250 shares while the max offering is 5,951,250. Please revise and refile or advise as to how these differing amounts are reconciled.

Response to Comment 13:

A revised opinion which corrects the number of shares being offered to 5,951,250 is filed in the Amended Registration Statement.

Exhibits 23.2 and 23.3

Comment No. 14:

We note that the consent from Sperry, Cuono, Holgate & Churchill, CPA’s P.C. refers to their audit report dated February 23, 2006. The independent auditors’ report on page F-2 is dated February 23, 2005. Please file a revised consent to address this date discrepancy.

Response to Comment No. 14:

A revised consent from Sperry, Cuono, Holgate & Churchill, CPA’s P.C. is included in the Amended Registration Statement. Please note that subsequent to the filing of the Registration Statement, Beard Miller Company LLP completed a reaudit of Northeast Community Bank for the year ended December 31, 2004 and the Amended Registration Statement contains Beard Miller’s independent audit report for the years ended December 31, 2005 and 2004. Sperry, Cuono, Holgate & Churchill’s audit report, as filed in the Amended Registration Statement, is only for the year ended December 31, 2003 and Sperry’s consent, as filed in the Amended Registration Statement, refers to the correct date of its audit report for the year ended 2003 which is February 25, 2004.

Comment No. 15:

Please include update consents from your independent accountants when you file your next pre-effective amendment.

Response to Comment No. 15:

Updated consents from the independent auditors are included in the Amended Registration Statement.

United State Securities and Exchange Commission

April 28, 2006

*   *   *   *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned or Paul M. Aguggia at 202.362.0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Christina M. Gattuso
Christina M. Gattuso

Enclosures

CMG/tmo

cc:	Kenneth A. Martinek, Northeast Community Bank
Michael Clampitt, Securities and Exchange Commission
Paul M. Aguggia, Esq.
Michael J. Brown, Esq.

April 28, 2006

VIA COURIER

Mr. Donald W. Dwyer

Director, Applications

Office of Thrift Supervision

Department of the Treasury

1700 G Street, NW

Washington, DC 20552

Re:	Northeast Community Bank

Northeast Community Bancorp, Inc.

Northeast Community Bancorp, MHC

White	Plains, New York

Notice of Mutual Holding Company Reorganization and Application for Approval of a Minority Stock Issuance

Dear Mr. Dwyer:

On behalf of Northeast Community Bank (the “Bank”), Northeast Community Bancorp, Inc. (the “Company”) and Northeast Community Bancorp, MHC (the “MHC”), enclosed please find one (1) original and two (2) copies of Amendment No. 1 to the Notice of Mutual Holding Company Reorganization on Form MHC-1 (“Amended Form MHC-1”). Please be advised that three (3) conformed copies of Amendment No. 1 to the MHC-1 have been filed with the Applications Filing Room in Washington, D.C. pursuant to 12 C.F.R. §575.13(c)(2) and 12 C.F.R. § 516.40.

Additionally, enclosed please find three (3) conformed copies of Amendment No. 1 to the Application for Approval of a Minority Stock Issuance by a Savings Association Subsidiary of a Mutual Holding Company on Form MHC-2 pursuant to 12 C.F.R. §575.13(c)(2) and 12 C.F.R. § 563b.155 (“Amended Form MHC-2”). Please be advised that one (1) original and three (3) conformed copes of Amendment No. 1 to the Form MHC-2 have been filed with the Applications Filing Room in Washington, D.C.

Three (3) conformed copies of the Amended Applications have also been forwarded to the Northeast Regional Office of the Office of Thrift Supervision. The Amended Applications are marked for your convenience to indicate changes from the initial filing of such Applications on March 20, 2006.

Please note that Amendment No. 1 to the Form MHC-1 and Amendment No. 1 to the Form MHC-2 are being filed in response to the Staff’s comments issued by letter dated April 19, 2006, including legal comments received by telephone on April 17, 2006 and the Staff’s accounting comments received by telephone on April 21, 2006. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses. The prospectus also reflects revised disclosure in response to comments received from the Securities and Exchange Commission (the “SEC”) on a Registration Statement on Form S-1 filed by the Company. A copy of the SEC response letter, which includes all SEC and comments and the Company’s responses, has been included as an exhibit to this letter.

Mr. Donald W. Dwyer

April 28, 2006

Comment No. 1

Amend the regulatory capital table at page 31 of the prospectus to include Tier 1 risk-based capital calculations.

Response to Comment No. 1

We have not amended the regulatory capital table as requested. Based on our review of recent conversion/minority stock offering prospectuses of thrift institutions, none of the regulatory capital tables contained therein included Tier 1 risk-based capital calculations. We do not believe that the addition of Tier 1 risk-based capital calculations is material or necessary given that tangible, core and risk-based capital calculations are already disclosed in the table.

Comment No. 2

Please comment on your decision to include Westchester County in the local community preference under 12 C.F.R. § 563b.25. In this regard, we note that the Bank’s corporate headquarters are located in Westchester County, but the Bank’s home office and branch offices are located outside of Westchester County and the Bank’s CRA assessment area includes only a portion of Westchester County.

Response to Comment No. 2

The Bank determined to include Westchester County in the local community preference because its corporate headquarters is located in Westchester County and it continues to hold deposits in Westchester County. Until October 2003, Northeast Community Bank maintained a branch office at 2500 Central Park Avenue in Yonkers, New York, which is in Westchester County. Although it sold the office to Union State Bank, many depositors chose to retain their accounts at the West 23rd Street office. The Bank also has a significant number of mortgage loans in Southern Westchester County and remains an active lender the southern portion of the county. Section 563b.25 provides that an institution’s local community includes “any other area or category you set out in your plan of conversion, as approved by the OTS”. The Bank hereby requests OTS approval to include all of Westchester County in its local community preference for the reasons set forth above.

Comment No. 3

Provide a cross-reference sheet showing the section of the Plan of Reorganization intended to meet each regulatory requirement pursuant to 12 C.F.R. § 563b.130.

Response to Comment No. 3

A cross-reference sheet showing the section of the Plan of Reorganization that meets each of the regulatory requirements of 12 C.F.R. §§ 575.6 and 575.8, which are the regulatory sections applicable to mutual holding companies, is attached to this letter as Exhibit A.

Comment No. 4

Submit copies of the final signed legal opinions, drafts of which are included at Exhibits 10 and 11 to the MHC-1 Notice and Exhibit 5.1 to the MHC-2 Application. Amend bullet number 4 of the draft

Mr. Donald W. Dwyer

April 28, 2006

legal opinion included at Exhibit 10 to the MHC-1 Notice to address the Bank’s charter and bylaws. The opinion submitted only addresses the charter and bylaws for the MHC and Bancorp.

Response to Comment No. 4

Final signed copies of the legal opinions which are included at Exhibits 10 and 11 to the MHC-1 Notice and Exhibit 5.1 to the MHC-2 Application are filed herewith as exhibits to Amended Form MHC-1 and Amended Form MHC-2. We have revised bullet number 4 of Exhibit 10 as requested.

Comment No. 5

Amend the list of fees and expenses included at Item 10 of the MHC-1 Notice to include the name of the payees/service providers and to disclose whether any such entities are affiliated with the Bank.

Response to Comment No. 5

The list of fees and expenses has been amended as requested and is filed herewith as an exhibit to the Amended Form MHC-1.

Comment No. 6

You indicate that the ESOP loan rate will be equal to prime rate in effect on the closing date. Clarify whether that will be a fixed or variable rate.

Response to Comment No. 6

Pursuant to Section 2.2 of the Loan Agreement between the Northeast Community Bank Employee Stock Ownership Plan Trust and Northeast Community Bancorp, Inc., the interest rate for the ESOP loan will equal the prime rate in effect on the closing date. The interest rate under the loan will be a fixed rate. We have revised Section 2.2 of the Loan Agreement and the Form S-1 disclosure regarding the ESOP to clarify that the interest rate for the ESOP loan is fixed. The ESOP Loan Agreement is filed as Exhibit 10.2 to the Pre-Effective Amendment No. 1 to the Form S-1, which is filed as Exhibit 5(b) to the Amended Form MHC-2.

Comment No. 7

Amend Section P(5) of the Employee Severance Compensation Plan to remove the clause “of the Bank” as follows: “. . . all obligations under this Plan shall terminate . . .” See 12 C.F.R. § 563.39(b)(4).

Response to Comment No. 7

We have amended Section P(5) of the Employee Severance Compensation Plan to remove the clause “of the Bank.” See Exhibit 10.4 to the Pre-Effective Amendment No. 1 to the Form S-1, which is filed as Exhibit 5(b) to the Amended Form MHC-2.

Mr. Donald W. Dwyer

April 28, 2006

Comment No. 8

When available, submit copies of the employment agreements with all blanks filled in. The following comments pertain to the draft employment agreement between the Bank and Messrs. Martinek and Randazzo:

(a)	Section 26(a) refers to a definition of “termination for cause” in Section 7. However, Section 7 addresses vacation and leave. It appears Section 26(a) should be amended to refer to Section 11(d). In addition, amend the definition of “termination for cause” in Section 11(d) to exactly match the OTS regulatory definition set forth at 12 C.F.R. § 563.39(b)(1).

(b)	Amend Section 26(d) to remove the clause “of the Bank” as follows: “. . . obligations under this contract shall terminate . . .”

(c)	Amend Section 26(e) to remove the clause “or the FDIC” as follows: “. . . (i) by the Director of the OTS (or his designee) at the time the FDIC enters . . ..”

(d)	Amend the golden parachute language included at Section 26(f) as follows: “Any payments made to Executive pursuant to this agreement, or otherwise, are subject to and conditioned upon their compliance with 12 U.S.C. § 1828(k) and FDIC regulation 12 C.F.R. Part 359, Golden Parachute and Indemnification Payments.” It would be acceptable to leave in your reference to 12 C.F.R. § 545.121 as well.

(e)	Amend Section 26(a) as follows: “The Bank’s board of directors may terminate Executive’s employment at any time. . .” See 12 C.F.R. § 563.39(b)(1).

Response to Comment No. 8

The following items relate the employment agreement between the Bank and Messrs. Martinek and Randazzo:

(a)	Section 26(a) has been amended to refer to Section 11(d) with respect to termination for cause. Section 11(d) of the employment agreement has been revised to match the OTS regulatory definition of “termination for cause” pursuant to 12 C.F.R. § 563.39(b)(1).

(b)	Section 26(d) has been amended to remove the clause “of the Bank.”

(c)	Section 26(e) has been amended to remove the clause “or the FDIC.”

(d)	Section 26(f) has been amended to incorporate the reference to FDIC regulation 12 C.F.R. Part 359, Golden Parachute and Indemnification Payments.

(e)	Section 26(a) has been amended to include the clause “board of directors.”

Copies of the draft employment agreements with the requested revisions are included as Exhibits 10.6 and 10.7 to the Pre-Effective Amendment No. 1 to the Form S-1, which is filed as Exhibit 5(b) to the Amended Form MHC-2. We will submit the final agreements, with all blanks filled in, when available.

Mr. Donald W. Dwyer

April 28, 2006

Comment No. 9

The proposed Tax Allocation Agreement and Expense Allocation Agreement, as well as the proposed benefit plans, are under review. We will forward any comments thereon at a later date.

Response to Comment No. 9

The staff’s comment is noted.

Comment No. 10

When available, submit the following:

(a) Affidavit(s) of publication;

(b) Evidence of approval by the Bank’s members and by NASD;

(c) Final signed accounting opinion;

(d) Final signed federal and state tax opinions. Also, provide a brief discussion of any local tax consequences;

(e) Final prospectus, proxy material and marketing material;

(f) Amended 401(k) Plan & Trust (Exhibit 10.3 to Form S-1); and

(g) Agency Agreement (Exhibit 1.2 to Form S-1).

Response to Comment No. 10

The Affidavits of publication and the final signed accounting opinion are attached to this letter as Exhibit B and Exhibit C, respectively. The following documents are filed herewith in the Amended Form MHC-1 and the Amended Form MHC-2:

•	Final signed federal and state tax opinions;
•	Draft Agency Agreement; and
•	The amended 401(k) Plan adoption agreement, plan document and trust agreement, expected to become effective as of May 1, 2006.

The remaining items will be filed when available.

The following comments were received from David Permut of the OTS Business Transactions Division by telephone on April 17, 2006.

Comment No. 1

On page 18 of the Plan of Mutual Holding Company Reorganization, in paragraph (d), please add the words “insured depository” before institution.

Response to Comment No. 1

Page 18 of the Plan has been revised as requested.

Mr. Donald W. Dwyer

April 28, 2006

Page	6

Comment No. 2

On page 1 of the Proxy Statement, please remove the reference to the charitable foundation.

Response to Comment No. 2

Page 1 of the Proxy Statement has been revised as requested.

Comment No. 3

On the cover page and on page 106 of the prospectus, please indicate that the same rate of interest will be paid on the subscription funds regardless of whether they are held at Northeast Community Bank or at another institution.

Response to Comment No. 3

The requested changes have been made. See the cover page and page 113 of the marked prospectus.

Comment No. 4

On page 14 of the prospectus, please indicate that the subscription funds might be held at another insured depository institution.

Response to Comment No. 4

The requested change has been made. See page 14 of the marked prospectus.

Comment No. 5

On page 17 of the prospectus, please revise the risk factor to state that the Federal Reserve Board has raised interest rates 15 times and that the current rate is 4.75%.

Response to Comment No. 5

The requested change has been made. See page 17 of the marked prospectus.

Comment No. 6

Please add a recent developments section to the prospectus.

Response to Comment No. 6

A recent development section has been added to the prospectus beginning on page 27 of the marked prospectus.

Mr. Donald W. Dwyer

April 28, 2006

Comment No. 7

On page 74 of the prospectus, please confirm that only one year of compensation data is required to be disclosed for the executive officers.

Response to Comment No. 7

The compensation data for the executive officers is only required for a one-year period pursuant to Item 402(b) of Regulation S-K which states that information with respect to fiscal years prior to the last fiscal year is not required if the registrant was not a reporting company at any time during that year.

Comment No. 8

On pages 80 and 83 of the prospectus, please revise to remove the references to SAIF.

Response to Comment No. 8

The requested changes have been made. See pages 91 and 92 of the marked prospectus.

Comment No. 9

In the amendment, please include a copy of the Investor Alert with the marketing materials.

Response to Comment No. 9

A copy of the Investor Alert was filed in the initial Form MHC-2 as Exhibit 99.3 to the Form MHC-2, which was included in Volume 4. We have also filed a copy of the Investor Alert as Exhibit 99.3 to the Pre-Effective Amendment No. 1 to the Form S-1, which is filed as Exhibit 5(b) to the Amended Form MHC-2.

Comment No. 10

Please provide a copy of the comments received from the SEC.

Response to Comment No. 10

A copy of all correspondence with the SEC regarding the Company?s registration statement is attached to this letter as Exhibit D.

The following comments were received from Roger Smith of the OTS Examinations and Supervision Division by telephone on April 21, 2006.

Comment No. 1

Pages 115 and 116: Provide written response from Sperry [on their letterhead] stating that they have read the Change in Accountants Section of the MHC-2 and whether they agree therewith [if not, explain why not].

Mr. Donald W. Dwyer

April 28, 2006

Response to Comment No. 1

A copy of the requested letter is enclosed as Exhibit E to this letter. The original of such letter, referencing the Form MHC-2, will be filed supplementally.

Comment No. 2

The bmc consent provided with original filing was not hand signed. Provide a hand-signed consent with the amended filing.

Response to Comment No. 2

A hand-signed consent is filed with the Amended Form MHC-2.

Comment No. 3

The consent from Sperry and their audit opinion have conflicting dates [2/23/05 vs. 2/23/06]. Please conform.

Response to Comment No. 3

A revised consent has been included with the Amended Form MHC-2. Please note that subsequent to the filing of the Registration Statement, Beard Miller Company LLP completed a reaudit of Northeast Community Bank for the year ended December 31, 2004 and the Amended Registration Statement contains Beard Miller’s independent audit report for the years ended December 31, 2005 and 2004. Sperry, Cuono, Holgate & Churchill’s audit report, as filed in the Amended Registration Statement, is only for the year ended December 31, 2003 and Sperry’s consent, as filed in the Amended Registration Statement, refers to the correct date of its audit report for the year ended 2003 which is February 25, 2004.

Comment No. 4

F-2: Sperry’s opinion should refer to the current name of the Bank [Northeast Community Bank] and refer only to the statements covered by the opinion and included in the filing.

Response to Comment No. 4

Sperry’s opinion has been revised as requested.

Comment No. 5

F-3: Add “Commitments and Contingencies” line to statement of condition.

Response to Comment No. 5

The caption “Commitments and Contingencies” has been added to the statement of condition on page F-3 of the marked prospectus.

Mr. Donald W. Dwyer

April 28, 2006

Comment No. 6

F-3: Is retained earnings substantially restricted? If so, add appropriate wording.

Response to Comment No. 6

The words “substantially restricted” have been added to page F-4 of the marked prospectus.

Comment No. 7

F-4: We note no provision for loan losses over the last 3 years. Please add discussion to MD&A explaining why no activity in provision or allowance during the last 3 years.

Response to Comment No. 7

The requested disclosure has been added to page 68 of the marked prospectus.

Comment No. 8

F-4: Provide a more descriptive caption for “Net loss from fixed assets”.

Response to Comment No. 8

The caption has been revised to be more descriptive. See page F-5 of the marked prospectus.

Comment No. 9

F-8: In the first paragraph of the “Loan Origination Fees and Discounts” policy disclosure, we note that deferred loan fee amortization is done “by use of the straight-line method which is not materially different than the level yield method.” Supplementally explain why this is so and what analysis management has done to determine this is true. Also, provide a statement from management that they intend to implement the level-yield method going forward.

Response to Comment No. 9

The reference to mortgage-backed securities in the disclosure was incorrect. Premiums and discounts on mortgage-backed securities are amortized using the level-yield method as disclosed under “Securities” of Note 1 on page F-9 of the marked prospectus. The reference to mortgage-backed securities in “Loan Origination Fees and Discounts” has been deleted on page F-8 of the marked prospectus.

Comment No. 10

F-8: In the second paragraph of the “Loan Origination Fees and Discounts” policy disclosure, we note that discounts on “Loans and mortgage-backed securities” are amortized “by use of the straight-line method which is not materially different than the level yield method.” Supplementally explain why this is so and what analysis management has done to determine this is true. Provide a statement from management that they intend to implement the level-yield method going forward. Also, remove the reference to mortgage-backed securities.

Mr. Donald W. Dwyer

April 28, 2006

Response to Comment No. 10

Deferred loan fees, costs and discounts have been amortized using the straight-line method. At December 31, 2005, 2004 and 2003, these items totaled $660,000, $215,000 and $189,000, respectively. For the years ended December 31, 2005, 2004 and 2003, amortization expense related to these items totaled $77,000, $28,000 and $15,000.

The Bank considers the balance of deferred fees, costs and discounts at December 31, 2004 and 2003, and the activity for each of the years then ended to be immaterial in the aggregate. Accordingly, by definition, the Bank believes the amortization amounts for those years cannot have differed materially from that which would have been determined under the level yield method.

During 2005, the net deferral increased to $660,000 from $215,000 due largely to the fact that deferrals during the year were virtually all net cost deferrals. For analysis purposes, the Bank has broken down these items to two distinct deferral elements: deferred modification fees and deferred loan origination fees and costs.

a.	Deferred modification fees declined to $127,000 at December 31, 2005 from $197,000 at the prior year end as only one fee for $3,000 was deferred and $73,000 was amortized to income. The fees were received for rate reductions granted. As the rate reductions are only in effect until the next scheduled rate adjustment date (generally up to 60 months), the Bank amortized these amounts on a straight line basis over the period to the next rate change date. Analysis of these loans indicates that applying the level yield method would also result in the fees being amortized over the period to the next rate change date and in similar amounts. Additionally, the balance of the deferred amounts has not been material, being under $200,000 at each of the last three year ends.

b.

Deferred loan origination fees and costs increased to $787,000 at December 31, 2005, from $412,000 at the prior year end due primarily to the fact that deferrals during the year were virtually all net cost deferrals. Amortization of these deferrals totaled $150,000 during 2005, which equates to approximately 22.2% of the average deferral (calculated as 100% of the December 31, 2004 deferral and 50% of the 2005 additions to the deferral). In comparison, the percentage of loan principal repaid during 2005 (calculated as 100% of total loans at December 31, 2004, plus 50% of the loans originated in 2005) was 17.9%. We also note that 52 of 340 (15.3%) mortgage loans on the books at December 31, 2004, were paid off in full in 2005. The Bank would accordingly expect that a similar portion of the December 31, 2004 deferral (approximately $63,000) would be expensed. The remaining $87,000 relates to routine amortization. An analysis of individual loan deferrals indicates that while the straight line method frequently does not closely match the level yield method, the variances go in both directions. In fact, since most of the loans originated by Northeast Community Bank are adjustable rate and since the indices used to determine rate changes have risen, in many cases the calculated loan yield to maturity is higher than the current loan rate. The level yield method typically indicates little or no amortization in such cases. It is the assessment of Northeast Community Bank and its independent auditors that the use of the level yield method would likely result in an amortization expense lower than the $87,000 noted above (ignoring fully repaid loans, for which remaining deferrals would be expenses under either method), but that such

Mr. Donald W. Dwyer

April 28, 2006

expense would not be materially lower ($87,000 being the maximum variance). That said, Northeast Community Bank cannot precisely quantify the variance in this case.

With respect to deferred loan origination fees and costs, Northeast Community Bank recognizes that such amounts have increased, are likely to continue to increase, and future variances may become more significant. To address this concern, Northeast Community Bank intends to implement level yield applications on a going forward basis beginning April 1, 2006.

Comment No. 11

F-9: In the 4th line under “Loan Interest and the Allowance for Uncollected Interest”, replace “a reserve” with “an allowance”.

Response to Comment No. 11

The requested revision has been made on page F-10 of the marked prospectus.

Comment No. 12

F-9: In the “Concentration of Risk” disclosure, add “generally, deposits in excess of $100,000 are not insured.

Response to Comment No. 12

The requested language has been added to page F-10 of the marked prospectus.

Comment No. 13

F-9: In either the “Premises and Equipment” policy note or in footnote 7, disclose depreciable assets lives by category.

Response to Comment No. 13

The requested disclosure has been added to page F-10 of the marked prospectus.

Comment No. 14

F-12: In note 3, disclose the portion of the loan commitments at 12/31/05 which are at fixed rates and the range of interest rates thereon.

Response to Comment No. 14

None of the loan commitments at December 31, 2005 are at fixed rates. The note has been revised to reflect this at page F-15 of the marked prospectus.

Comment No. 15

F-19: In note 9, with disclosure of CDs of more than $100,000, add disclosure that “generally, deposits in excess of $100,000 are not insured.

Mr. Donald W. Dwyer

April 28, 2006

Response to Comment No. 15

The requested disclosure has been added to page F-23 of the marked prospectus.

Comment No. 16

Page 19: In the risk disclosure for “Our allowance for loan losses …”, remove the 4th word [“possible”].

Response to Comment No. 16

Page 19 of the marked prospectus has been revised as requested.

Comment No. 17

Page 44: In the MD&A overview for “Allowance for Loan Losses”, remove the word “possible” on the first line.

Response to Comment No. 17

Page 52 of the marked prospectus has been revised as requested.

Comment No. 18

Page 58: In average balance table, disclose dollar amounts and average yield/cost information at 12/31/05.

Response to Comment No. 18

The requested disclosure has been added to page 67 of the marked prospectus.

Comment No. 19

Have there been any negative effects [loan related or otherwise] related to Hurricanes Katrina, Rita or Wilma? If so, provide appropriate disclosure. If no material effects, state so supplementally.

Response to Comment No. 19

The staff is supplementally advised that Northeast Community Bank has not had any negative effects related to Hurricanes Katrina, Wilma or Rita.

Comment No. 20

Recent developments section with 3/31/06 data to be added to the amended filing.

Response to Comment No. 20

A recent developments section has been added starting at page 27 of the marked prospectus.

Mr. Donald W. Dwyer

April 28, 2006

Comment No. 21

Please note that the financial statements are deemed stale on 5/15/06; thereafter, 3/31/06 financial statements required.

Response to Comment No. 21

The staff’s comment is noted.

Comment No. 22

Provide updated consents from both accountants.

Response to Comment No. 22

Updated consents from both independent accountants are included in the Amended Form MHC-2.

Comment No. 23

Provide black-lined documents reflecting all changes from initial filing.

Response to Comment No. 23

As requested, black-lined documents are included in the Amended Form MHC-1 and the Amended Form MHC-2.

Comment No. 24

Provide a copy of management’s responses to all SEC comments.

Response to Comment No. 24

A copy of Northeast Community Bank’s response to the SEC comments has been included as Exhibit D to this letter.

Mr. Donald W. Dwyer

April 28, 2006

*    *    *    *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned or Paul M. Aguggia at 202.362.0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Christina M. Gattuso

Christina M. Gattuso

Enclosures

CMG/tmo

cc:	Karen Marcotte, Examinations and Supervision – Operations, OTS
David Permut, Business Transactions Division, OTS
Thomas Smith, OTS – Northeast Regional Office
Roger M. Smith, Business Transactions Division, OTS
Kenneth A. Martinek, Northeast Community Bank
Paul M. Aguggia, Esq.
Michael J. Brown, Esq.
Applications Filing Room – Northeast Regional Office, OTS (3 copies)
Applications Filing Room – Washington, DC, OTS (3 copies)